UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date: May 14, 2025

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Distribution of Dividends from Surplus

Tokyo, May 14, 2025 ---Sumitomo Mitsui Financial Group, Inc. (“The Company”, Head Office: Chiyoda-ku, Tokyo, President and Group CEO: Toru Nakashima) hereby announces that its board of directors resolved to distribute dividends from surplus with record date dated March 31, 2025.

1. Distribution of Dividend from Surplus

	Dividend for the fiscal year ended March 31, 2025	Most recent dividend forecast (Announced on November 14, 2024)	Dividend paid for the fiscal year ended March 31, 2024

Record date	March 31, 2025	March 31, 2025	March 31, 2024

Dividend per share (Year-end, Yen)	62	60	45(*1)

Total amount of dividends (Million Yen)	240,202	-	177,382

Effective date	June 30, 2025	-	June 28, 2024

Source of dividends	Retained earnings	-	Retained earnings

(*1)

On October 1, 2024, the Company effected a three for one split of its common stock on the record date of September 30, 2024. The amount is calculated on the assumption that the above stock split was conducted at the beginning of the fiscal year ended March 2024.

2. Reason

The Company’s basic capital policy is to realize sustainable growth in shareholder value by balancing enhancing shareholder returns and investing for growth, predicated on securing financial soundness.

For FY2024, as profit attributable to owners of parent exceeded the Company’s forecast, reaching JPY 1,178.0 bn, the Company has decided to raise the year-end dividend to JPY 62 per share of common stock and the total annual dividend to JPY 122 per share of common stock (both figures reflect the stock split), in accordance with the 40% dividend payout ratio policy.

(Reference) Details of the dividends

(Yen)

Dividend per share
Record date	Interim	Year-end	Annual
Fiscal year ended March 31, 2025	60(*2)	62(*3)	122(*3)
Fiscal year ended March 31, 2024	45(*2)	45(*2)	90(*2)

(*2)	The amount is calculated on the assumption that the above stock split was conducted at the beginning of each period.

(*3)	The year-end dividend amount for the fiscal year ended March 31, 2025 (62 yen) is subject to the approval at the general shareholder’s meeting scheduled on June 27, 2025.